EXHIBIT 99.1

Statoil ASA: Notifiable trading

On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 13 October 2017 purchased 532,356 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 160.23 per share.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.